Hi Nirav!

Hope all is well. We are launching a crowdfund for our company and I would love to have you invest into AKALA. It helps us as a company in terms of the fundraise and in success, we will actually be turning around and writing you a check upon an exit for the company. Below is a blurb on AKALA and a link to the crowdfund.

Let me know when you get the chance.


COLLEGE
COLLEGE
COLLEGE

Invest in AKALA: The 1st scalable (and affordable) college admissions guidance platform

wefunder.com

All the best,